AMENDMENT NO. 1 TO SERVICING AGREEMENT

Reference is made to the Servicing Agreement, dated May 17, 2017 (the “Servicing Agreement”), between Blackstone Advisory Partners L.P. (“Distributor”) and Purshe Kaplan Sterling Investments, Inc. (“Dealer”). Pursuant to Section 14(e) of the Servicing Agreement, Distributor and Dealer hereby mutually consent to amend the Servicing Agreement as set forth below, effective as of November 21, 2017.

Section 5(a) of the Servicing Agreement is hereby amended by replacing the existing Section 5(a) in its entirety with the following:

“a. Distribution and Servicing Fees. Dealer shall also be entitled to receive from Distributor distribution and servicing fees at the annual rate of 0.75% (0.50% for the distribution fee and 0.25% for the servicing fee) of the aggregate value of Shares per class held by Dealer Shareholders. These fees, if payable, will be calculated monthly and paid quarterly based on the value of class of Shares at the end of each month in a calendar quarter, with payment occurring within 30 days after the end of each calendar quarter. Notwithstanding the foregoing, Distributor shall have no obligation to pay any compensation described in the preceding sentence until Distributor receives the related compensation from the Fund in the form of an asset-based distribution fees and shareholder servicing fees (the “Related Compensation”), and Distributor’s obligation to Dealer for such payments is limited solely to the Related Compensation. Distributor shall pay any compensation described in this Section 5(a) to Dealer in respect of the class of Shares held by Dealer Shareholders for as long as Dealer Shareholders hold those Shares through an account maintained by the Dealer Shareholder at the Dealer, subject to the limitations set forth in Section 5(c).”

In all other respects Distributor and Dealer intend that the Servicing Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year set forth below.

BLACKSTONE ADVISORY PARTNERS L.P.

By:	/s/ C.B. Richardson
Name:	C.B. Richardson
Title:	Managing Director

Date:	11/27/17

PURSHE KAPLAN STERLING INVESTMENTS, INC.

By:	/s/ Katherine M. Flouton
Name:	Katherine M. Flouton
Title:	COO

Date:	11/21/17